FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January 2010

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated January 14, 2010 announcing that Registrant’s SkyEdge II DVB-RCS VSAT has received the SatLabs Group Certificate of Compliance.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated January 19, 2010	By: /s/ Rachel Prishkolnik
Rachel Prishkolnik
Corporate Secretary

Gilat SkyEdge II VSAT receives latest DVB-RCS compliance certification

Gilat first vendor to comply with SatLabs version 1.3 requirements

Petah Tikva, Israel, January 14, 2010 - Gilat Satellite Networks, Ltd. (NASDAQ: GILT) announced today that its SkyEdge II DVB-RCS VSAT has received the SatLabs Group Certificate of Compliance.  Gilat is the first vendor to receive the latest version 1.3 certification, which comprises an enhanced feature set, including DVB-S2 at the forward channel, as well as advanced Quality of Service for interactive prioritization of voice, video and data.

The new certification further endorses Gilat's SkyEdge II high-performance VSAT technology, confirming its fulfillment of the DVB-RCS standard and opening the option to interoperate with other DVB-RCS based satellite equipment. Digital Video Broadcast Return Channel via Satellite (DVB-RCS) is an open ETSI standard for two way communication defining an optimized return channel supported by multiple VSATs and hub system suppliers.

"It is an important phase within the SatLabs Qualification Program to have Gilat, a leading VSAT provider, once again prove its commitment to the DVB-RCS standard by successfully completing our new compliance phase," said Xavier Lobao, Chairman of the SatLabs Group. "DVB-RCS has matured over the past two years and is now mandated by the U.S. DoD and many governments and institutions around the globe. It is also a commercial success with nearly 300 deployed networks. As an active member in the standardization of RCS, Gilat has leveraged its vast experience in the industry to influence the development of a most efficient and technologically-advanced standardized Return Channel."

Gilat was one of the first vendors to successfully receive the DVB-RCS compliance certification for its satellite communications platform, SkyEdge™, in October 2005 from the SatLabs group. Since then, Gilat's VSATs have been widely deployed using the DVB-RCS standard.

Gai Berkovich, Gilat Network Systems' Vice President of Research and Development, said, "We are pleased to have successfully completed the SatLabs DVB-RCS qualification process for our SkyEdge II platform. Open standards are of key importance in the industry and Gilat has an advantage in this field with its experience in using the DVB-RCS standard."

Gilat's SkyEdge II is a multi-service platform enabling the delivery of high-quality voice, broadband data and video services for diverse environments including enterprises, rural networks, cellular backhaul and government network applications.  SkyEdge II is a standards-based system using DVB-S2 and DVB-RCS. With better efficiencies and full adaptivity for both the inbound and outbound channels, it provides higher performance that serves the growing requirements of end-users. Gilat's diverse portfolio of SkyEdge II VSATs are all supported by a unified platform, offering service providers the most suitable product for their application needs as well as the flexibility to evolve their networks.  The newest addition to Gilat's SkyEdge II portfolio is NetEdge™, a dedicated solution for multi star networks, specifically designed to meet the needs of corporations and cellular backhaul applications.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., a provider of managed services in North America to the business and government segments; and (iii) Spacenet Rural Communications, a provider of rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge ™ and SkyEdge II Product Family.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

About SatLabs
The SatLabs Group EEIG (European Economic Interest Grouping) is an international, not-for-profit association of service providers, satellite operators, system integrators, terminal manufacturers, and technology providers, with the aim of developing the adoption of the DVB-RCS standard (ETSI EN 301 790). The SatLabs Qualification Program was launched in 2005 to provide an independent certification process for DVB-RCS terminals. More information can be found at http://www.satlabs.org.

Gilat Media Contact:
Kim Kelly, Phone: +972-3-925-2406, Email: Kimk@gilat.com

SatLabs Media Contact:
Stephane Combes, Phone: +31-71-565-8674, Email: info@satlabs.org